Exhibit 99.2

ALLEGO N.V.

MANAGEMENT INCENTIVE PLAN

WHEREAS

(A)	This document sets out the Company’s management incentive plan for mr A.H.T. Louwers, the current CFO and COO of the Board.

(B)	The main purposes of this Plan are:

(i)	to recognise and reward the Participant for his contribution to the growth and sustainable success of Allego B.V. and its business;

(ii)	to enhance commitment of the Participant to the Company and its business; and

(iii)	to encourage the Participant’s contribution to the long-term performance of the Company by aligning his interests with the interests of the Company’s shareholders.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Plan the following definitions shall apply:

Award	A grant under this Plan in the form of the Grant Options and the Performance Options.

Award Agreement	A written agreement between the Company and the Participant, substantially in the form of Annex A to this Plan, evidencing the grant of an Award to the Participant and containing such terms as the Board may determine, consistent with and subject to the terms of this Plan.

Bad Leaver	The Participant who:

(a) breaches an obligation of the Award Agreement and/or this Plan that the Committee reasonably considers material in the context of the Plan; or

(b)   ceases to be employed or engaged by the Company or one of its Subsidiaries as a result of the Participant (i) receiving written notice that his employment with or engagement by the Company or relevant Subsidiary will cease for Cause or (ii) breaching the non-compete obligation as included in the employment agreement between Allego Holding B.V. and the Participant dated 12 January 2022.

Blocking Period	The eighteen (18) month period following the completion of the De-SPAC transaction in relation to the Company (i.e. 8 September 2023).

Board	The Company’s board of directors.

Cause	With respect to the Participant, “cause” as defined in the Participant’s employment, service or consulting agreement with the Company or a Subsidiary, or if not so defined (and unless determined otherwise in the Award Agreement or by the Committee):

(a)   the Participant’s indictment for any crime or fraud or any other conduct by the Participant which should be considered as an urgent cause within the meaning of Section 7:678 DCC, irrespective of whether that provision applies to the Participant’s relationship with the Company and/or any Subsidiary; and

(b) one of the circumstances described in the following clauses:

(i) Section 7:669(3)(d) of the DCC;

(ii) Section 7:669(3)(e) of the DCC;

(iii) Section 7:669(3)(f) of the DCC;

(iv) Section 7:669(3)(g) of the DCC;

(v) Section 7:669(3)(h) of the DCC; and

(vi) Section 7:669(3)(i) of the DCC,

provided that the occurrence of an event described in (iv) or (v), shall only constitute Cause if and when such event is primarily attributable to the Company or relevant Subsidiary.

Change of Control	The occurrence of any one or more of the following events:

(a) the direct or indirect change in ownership or control of the Company effected through one transaction, or a series of related transactions within a twelve-month period, as a result of which any Person or group of Persons acting in concert, directly or indirectly acquires (i) beneficial ownership of more than half of the Company’s issued share capital and/or (ii) the ability to cast more than half of the voting rights in the General Meeting;

(b)   at any time during a period of twelve consecutive months, individuals who at the beginning of such period constituted the Board cease to constitute a majority of members of the Board, provided that any new Director who was nominated for appointment by the Board by a vote of at least a majority of the Directors who either were Directors at the beginning of such twelve-month period or whose nomination for appointment was so approved, shall be considered as though such individual were a Director at the beginning of such twelve-month period;

(c)   the consummation of a merger, demerger or business combination of the Company or any Subsidiary with another Person, unless such transaction results in the shares in the Company’s capital outstanding immediately prior to the consummation of such transaction continuing to represent (either by remaining outstanding or by being converted into, or exchanged for, voting securities of the surviving or acquiring Person or a parent thereof) at least half of the voting rights in the General Meeting or in the shareholders’ meeting of such surviving or acquiring Person or parent outstanding immediately after the consummation of such transaction;

(d)   the consummation of any sale, lease, exchange or other transfer to any Person or group of Persons acting in concert, not being Subsidiaries, in one transaction or a series of related transactions within a twelve-month period, of all or substantially all of the business of the Company and its Subsidiaries; or

(e) subject to Clause 10, such other event which the Committee determines to constitute a change of control in respect of the Company.

Clause	A clause of this Plan.

Committee	The compensation committee established by the

Board.

Company	Allego N.V.

DCC	The Dutch Civil Code.

Director	A member of the Board.

Exercise Date	The date on which an Award is duly exercised by or on behalf of the Participant concerned.

Exercise Price	The exercise price applicable to the Awards is the nominal value of the relevant Plan Shares at the Grant Date.

Exercise Window	(a) The Grant Options will remain exercisable for a period of ten (10) years following the end of the Blocking Period; and

(b) the vested Performance Options will remain exercisable for a period of ten (10) years following the Grant Date,

the Grant Options and the Performance Options shall become null and void, to the extent outstanding and not exercised at that time, after the end of the relevant Exercise Window.

FMV	(i) The closing price of a Share on the relevant date (or, if there is no reported sale of Shares on such date, on the last preceding date on which any such reported sale occurred) on the principal stock exchange where Shares have been admitted for trading or

(ii) If, on such date, the Shares are not listed or quoted on a national or regional securities exchange or quotation system, the FMV will be based on the equity value of the Company made by an independent third party/valuation expert within the preceding twelve (12) months.

At the date of this Plan the total equity value of the Company is EUR 2,500,000,000, which value is assumed to be the FMV in the absence of (i) or (ii).

Grant Date	The date on which the Awards are offered and accepted by delivering written notice to the Participant by the Company.

Grant Options	The right granted to the Participant to subscribe for, or otherwise acquire, 0.5% of the issued share capital of the Company subject to the expiry of the Blocking Period.

General Meeting	The Company’s general meeting of shareholders.

Good Leaver	The Participant who ceases to be employed by the Group and who is not a Bad Leaver.

Group	Means the Company and its Subsidiaries from time to time.

Option	The Grant Options and the Performance Options and each of them individually.

Other Award	An Award, not being an Option, which may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to Shares or factors which may influence the value of Shares, including cash-settled financial instruments and financial instruments which are convertible into or exchangeable for Plan Shares.

Participant	Mr A.H.T. Louwers, including, as the context may require, his rightful heir(s) as a result of his death.

Performance Criteria	means the performance criteria as referred to in Annex B.

Performance Options	The right granted to the Participant to subscribe for, or otherwise acquire, 0.5% of the issued share capital of the Company subject to the expiry of the Performance Period and the achievement or satisfaction of the Performance Criteria.

Performance Period	The three (3) year period following the Grant Date of the Performance Options.

Person	A natural person, partnership, company, association, cooperative, mutual insurance society, foundation or any other entity or body which operates externally as an independent unit or organisation.

Plan	This management incentive plan.

Plan Share	A Share underlying an Award.

Replacement Award	An Award granted in assumption of, or in substitution or exchange for, incentive awards previously granted by a Person acquired (or whose business is acquired) by the Company or a Subsidiary or with which the Company or a Subsidiary merges or forms a business combination, as reasonably determined by the Committee.

Share	An ordinary share in the Company’s capital.

Subsidiary	A subsidiary of the Company within the meaning of Section 2:24a DCC.

1.2	References to statutory provisions are to those provisions as they are in force from time to time.

1.3	Terms that are defined in the singular have a corresponding meaning in the plural.

1.4	Words denoting a gender include each other gender.

1.5	Except as otherwise required by law, the terms “written” and “in writing” include the use of electronic means of communication.

2.	ADMINISTRATION

2.1

This Plan shall be administered by the Board following advice from the Committee. The Board’s powers and authorities under this Plan include the authority to perform the following matters, in each case consistent with and subject to the terms of this Plan:

(a)	designating Persons to whom Awards are granted;

(b)	deciding to grant Awards;

(c)

amending or waiving the terms applicable to outstanding Awards (including Performance Criteria), subject to the restrictions imposed by Clause 8 and provided that no such amendment shall take effect without the consent of the Participant, if such amendment would materially and adversely affect the rights of the Participant under such Awards, except to the extent that any such amendment is made to cause this Plan or the Awards concerned to comply with applicable law, stock exchange rules, accounting principles or tax rules and regulations;

(d)	making any determination under, and interpreting the terms of, this Plan, any rules or regulations issued pursuant to this Plan and any Award Agreement;

(e)	correcting any defect, supplying any omission or reconciling any inconsistency in the Plan or any Award Agreement;

(f)

settling any dispute between the Company and the Participant (including any beneficiary of his Awards) regarding the administration and operation of this Plan, any rules or regulations issued pursuant to this Plan, and any Award Agreement entered into with the Participant; and

(g)	making any other determination or taking any other action which the Company considers to be necessary, useful or desirable in connection with the administration or operation of this Plan.

2.2	The Board may issue further rules and regulations for the administration and operation of this Plan, consistent with and subject to the terms of this Plan.

2.3	All decisions of the Board shall be final, conclusive and binding upon the Board and the Participant (including beneficiaries of Awards).

3.	AWARDS

3.1

No Award is intended to confer any rights on the Participant except as set forth in the applicable Award Agreement. In particular, no Award should be construed as giving the Participant the right to remain employed by or to continue to provide services for the Company or any Subsidiary.

3.2	Awards shall be granted for no consideration or for such minimal cash consideration as may be required by applicable law.

3.3

Awards may be granted alone or in addition or in tandem with any other Award and/or any award under any other plan of the Company or any Subsidiary. Awards granted in addition or in tandem with any other Award and/or any award under any other plan of the Company or any Subsidiary may be granted simultaneously or at different times.

3.4

Each Award shall be evidenced by an Award Agreement entered into between the Company and the Participant. Until an Award Agreement has been entered into between the Company and the Participant, no rights can be derived from the Awards concerned by the Participant.

3.5

Plan Shares, including Awards in the form of Shares, shall be delivered in such form(s) as may be determined by the Board and shall be subject to such stop transfer orders and other restrictions as the Board may deem required or advisable. Furthermore, the Board may determine that certificates for such Shares shall bear an appropriate legend referring to the terms, conditions and restrictions applicable thereto.

3.6

The terms and conditions applicable to Awards, including the time(s) when Awards vest in whole or in part and any applicable Performance Criteria, shall be set by the Board and may vary between Awards, as the Board deems appropriate.

3.7

The term of an Award shall not exceed the relevant Exercise Window. Unless determined otherwise by the Board, if the exercise of an Award is prohibited by applicable law or the Company’s insider trading policy on the last business day of the term of such Award, such term shall be extended for a period of one (1) month following the end of such prohibition.

3.8	Unless determined otherwise by the Board, Awards cannot be assigned, encumbered or otherwise transferred, except by testament or hereditary law as a result of death of the Participant.

3.9

If, as a result of changes in applicable law, accounting principles or tax rules and regulations, or due to a variation of the composition of the Company’s issued share capital (including a share split, reverse share split, redenomination of the nominal value, or as a result of a dividend or other distribution, reorganisation, acquisition, merger, demerger, business combination or other transaction involving the Company or a Subsidiary), an adjustment to this Plan, any Award Agreement and/or outstanding

Awards is necessary to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, the Board may adjust equitably any or all of:

(a)	the number of Plan Shares available under this Plan;

(b)	the number of Plan Shares underlying outstanding Awards; and/or

(c)	the Exercise Price or other terms applicable to outstanding Awards.

3.10

Any rights, payments and benefits under any Award shall be subject to repayment and/or recoupment by the Company in accordance with applicable law, stock exchange rules and such policies and procedures as the Company may adopt from time to time.

4.	TYPES OF AWARDS

4.1	The Board may grant Awards in the form of Options.

4.2

Upon the exercise or settlement of vested Options, the Company shall be obliged to deliver to the Participant (or the beneficiary of such Options, as applicable), the Plan Shares underlying such Options (unless otherwise set forth in the Award Agreement).

5.	PERFORMANCE CRITERIA

5.1	The right of the Participant to exercise the Performance Options, and the timing thereof, is conditional upon the achievement or satisfaction of the Performance Criteria, within the specified periods.

5.2

If a Performance Option is subject to Performance Criteria which must be achieved or satisfied within a period, such Performance Option can only be exercised or settled at or after the end of that period. Satisfaction of the Performance Criteria will be determined in the full and unfettered discretion of the Board following advice from the Committee. The Board shall notify the Participant hereof in writing.

5.3	For the avoidance of doubt, the Participant does not have the right to exercise the Performance Options before the ending of the Performance Period.

5.4

Performance Criteria may be measured on an absolute or relative basis and may be established on a Company-wide basis or with respect to one or more business units, divisions, Subsidiaries and/or business segments. Relative performance may be measured against a group of peer companies determined by the Board following advice from the Committee, financial market indices and/or other objective and quantifiable indices. Performance Criteria may relate to performance by the Company and/or by the Participant concerned.

5.5

If the Board, following advice from the Committee, determines that a change in the business, operations, group structure or capital structure of the Company, or other events or circumstances, render certain Performance Criteria applicable to outstanding Performance Options unsuitable or inappropriate, the Board, following advice from the Committee, may amend or waive such Performance Criteria, in whole or in part, as the Board deems appropriate. Whereby it is considered that any amendment will not adversely affect the existing rights of the Participant.

6.	PLAN SHARES AVAILABLE FOR AWARDS

6.1

Subject to Clauses 3.9 and 7.2, the Plan Shares underlying Awards which are not Replacement Awards, irrespective of whether such Awards have been exercised or settled, may not represent more than 1% of the Company’s issued share capital immediately following the closing of the listing of Shares by the Company.

7.	VESTING, EXERCISE AND SETTLEMENT

7.1

Each Award Agreement shall contain the vesting schedule and, where relevant, delivery schedule (which may include deferred delivery later than the vesting dates) for the relevant Awards. It being understood that Grant Options shall vest without performance Criteria being satisfied.

7.2

Only vested Awards may be exercised or settled in accordance with their terms. An Award can only be exercised (to the extent it is not settled automatically) by or on behalf of the Participant holding such Award.

7.3

An Award can only be exercised through the use of an electronic system or platform to be designated by the Committee (if and when such system or platform has been set up by the Company), or otherwise by delivering written notice to the Company in a form approved by the Committee.

7.4

Upon the exercise of an Award, the applicable Exercise Price must immediately be paid in cash, wire transfer of immediately available funds, provided that the Committee, subject to applicable law, may allow such Exercise Price to be satisfied on a cashless or net settlement basis, applying any of the following methods (or a combination thereof):

(a)

by means of an immediate sale by or on behalf of the Participant of part of the Plan Shares underlying the Award being exercised, with sale proceeds equal to the Exercise Price being remitted to the Company and any remaining net sale proceeds (less applicable costs, if any) being paid to the Participant;

(b)

by means of the Participant forfeiting his entitlement to receive part of the Plan Shares underlying the Award being exercised at FMV on the Exercise Date and charging the aggregate nominal value of the remaining Plan Shares underlying such Award against the Company’s reserves;

(c)

subject to the prior approval of the Board, by means of the Participant surrendering his entitlement to receive part of the Plan Shares underlying the Award being exercised at FMV on the Exercise Date, against the Company becoming due an equivalent amount to the Participant and setting off that obligation against the Company’s receivable with respect to payment of the applicable Exercise Price; or

(d)

subject to the prior approval of the Board, by means of the Participant surrendering and transferring Shares to the Company (which may include Plan Shares underlying the Award being exercised) at FMV on the Exercise Date.

7.5	When an Award is exercised or settled in the form of Plan Shares, the Company shall, at the discretion of the Board, subject to applicable law and the Company’s insider trading policy:

(a)	issue new Plan Shares to the Participant; or

(b)	transfer existing Plan Shares held by the Company to the Participant,

provided, in each case, that Plan Shares may be delivered in the form of book-entry securities representing those Plan Shares (or beneficial ownership of those Plan Shares entitling the holder to exercise or direct the exercise of voting rights attached thereto) credited to the securities account designated by the Participant. Furthermore, Plan Shares may be delivered as described in the previous sentence to a Person designated by the Participant, with the prior approval of the Board, as beneficiary of his Award.

7.6

If an Award is exercised or settled in the form of Plan Shares and such Award does not relate to a whole number of Plan Shares, the number of Plan Shares underlying such Award shall be rounded down to the nearest integer.

8.	PRICING RESTRICTIONS FOR OPTIONS

8.1	Except for Replacement Awards, the Exercise Price for an Option shall be equal to the nominal value of a Plan Share.

8.2	Except as provided in Clause 3.9, the Board may not, without prior approval of the General Meeting, seek to effect any re-pricing of any outstanding “underwater” Option by:

(a)	amending or modifying the terms of such Award to lower the Exercise Price;

(b)	cancelling such Award and granting in exchange replacement Options having a lower Exercise Price; or

(c)	cancelling or repurchasing such Award for cash, assets or other securities.

8.3	Options will be considered to be “underwater” within the meaning of Clause 8.2 at any time when the FMV of the Plan Shares underlying such Awards is less than the applicable Exercise Price.

9.	LEAVER

9.1	If the Participant becomes a Good Leaver, unless otherwise determined by the Board or set forth in an Award Agreement:

(a)

all vested Awards that have not yet been exercised or settled must be exercised or settled in accordance with their terms within a period specified by the Board and, if such Awards are not exercised or (through no fault of the Participant) not settled within such period, they shall be cancelled automatically without compensation for the loss of such Awards; and

(b)	all unvested Awards of the Participant shall be cancelled automatically without compensation for the loss of such Awards, unless the Board decides otherwise.

9.2

If the Participant becomes a Bad Leaver, all vested Awards of the Participant which have not been exercised or settled, as well as all unvested Awards of the Participant, shall be cancelled automatically without compensation for the loss of such Awards.

10.	CHANGE OF CONTROL

10.1

If long-term incentive awards are granted in assumption of, or in substitution or exchange for, outstanding Awards in connection with a Change of Control and the Committee has determined that such awards are sufficiently equivalent to the outstanding Awards concerned, then such outstanding Awards shall be cancelled and terminated upon the replacement awards being granted to the Participant.

10.2

If, in connection with a Change of Control, outstanding Awards are not replaced by long-term incentive awards as described in Clause 10.1, or are replaced by long-term incentive awards which the Committee does not consider to be sufficiently equivalent to such outstanding Awards, then such Awards shall immediately vest and, where relevant, settle in full, unless the Committee decides otherwise.

10.3

For purposes of this Clause 10, awards shall not be considered to be “sufficiently equivalent” to outstanding Awards if the underlying securities are not widely held and publicly traded on a regulated national stock exchange.

11.	LOCK-UP

11.1

In connection with any registration of the Company’s securities under United States securities laws, to the extent requested by the Company or the underwriters managing any offering of the Company’s securities, and except as otherwise approved by the Committee or pursuant to any exceptions approved by such underwriters, Shares acquired by the Participant pursuant to the issuance, vesting, exercise or settlement of any Award may not be sold, transferred, or otherwise disposed of prior to such period following the effective date of such registration as designated by such underwriters, not to exceed 180 days following such registration.

11.2	The Company may impose stop-transfer instructions with respect to the Shares subject to the restriction stipulated by Clause 11.1 until the end of the lock-up period referred to in that provision.

12.	DATA PROTECTION

12.1

The Company may process personal data relating to the Participant in connection with the administration and operation of this Plan. The personal data of the Participant which may be processed in this respect may include a copy of an identification document, contact details and bank and securities account numbers. The Participant’s personal data shall be stored by the Company for such time period as is necessary to administer the Participant’s participation in the Plan or as otherwise permitted under applicable law.

12.2

The Participant’s personal data shall be handled by the Company in a proper and careful manner in accordance with applicable law, including the General Data Protection Regulation (GDPR) and the rules and regulations promulgated pursuant thereto. The Participant has the right to lodge complaints with an applicable supervisory authority regarding the Company’s processing of personal data pursuant to this Plan.

12.3

The Company shall implement technical and organisational measures designed to protect personal data processed pursuant to Clause 12.1. Personnel or third parties that have access to such personal data shall be bound by confidentiality obligations.

12.4

The Company shall abide by any statutory rights the Participant may have regarding his personal data processed pursuant to Clause 12.1, which includes the right to access, rectification, erasure, restriction of processing, objection to processing and portability of such personal data.

12.5

In connection with the administration and operation of this Plan, the Company may transfer personal data processed pursuant to Clause 12.1 to one or more third parties, provided that there is a legitimate interest in doing so. Where such third parties are located outside the European Economic Area in countries that are not considered to provide for an adequate level of data protection, the Company shall ensure that sufficient data protection safeguards are put in place, failing which explicit consent for such transfer shall be obtained from the Participant.

12.6

The Company may establish one or more privacy policies providing further information on data protection and applying to the processing of personal data of the Participant by the Company in connection with the administration and operation of this Plan.

13.	TAX

13.1

Any and all tax liability (e.g., any wage tax or income tax) and employee social security premiums due in connection with or resulting from the granting, vesting, exercise or settlement of an Award (or the implementation of the Plan) or any payment or transfer under an Award (or under the Plan generally) shall be for the account of the Participant.

13.2

The Company or any Subsidiary may, and the Participant shall permit the Company or any Subsidiary to, withhold from any Award granted or any payment due or transfer made under any Award (or under the Plan generally) or from any compensation or other amount owing to the Participant the amount (in cash, Shares, other Awards, other property, net settlement or any combination thereof) of applicable income taxes or wage withholding taxes due in respect of an Award, the grant of an Award, its exercise or settlement (or the implementation of the Plan) or any payment or transfer under such Award (or under the Plan generally) and to take such other action, including providing for elective payment of such amounts in cash or Shares by the Participant, as may be necessary in the option of the Company to satisfy all obligations for the payment of such taxes. In addition, the Company may cause the sale by or on behalf of the Participant of part of the Plan Shares underlying any Award being exercised or settled, with sale proceeds equal to the applicable wage or withholding taxes being remitted to the Company and any remaining net sale proceeds (less applicable costs, if any) being paid to the Participant.

13.3

This Plan is governed by the tax laws and social security legislation and regulations prevailing at the date a certain taxable event occurs. If any tax and/or employee social security legislation or regulations are amended and any tax or employee social security levies become payable as a result of such legislative amendment, the costs and the risk related thereto shall be born solely by the Participant.

13.4

Notwithstanding the provisions of Clause 13.2, where, in relation to an Award granted under this Plan, the Company or any Subsidiary (as the case may be) is liable, or is in accordance with the current practice believed by the Committee to be liable, to account for any tax or social security authority for any sum in respect of any tax or social security liability of the Participant, the Award may not be exercised unless the Participant has paid to the Company or the relevant Subsidiary (as the case may be) an amount sufficient to discharge the liability).

13.5

If, and to the extent, the Company or any Subsidiary (as the case may be) is not reimbursed, by means of the provisions of Clause 13.2 or 13.4, for any wage tax or income tax, employee’s social security contributions liability or any other liabilities for which the Company or a Subsidiary (as the case may be) has an obligation to withhold and account for the Participant, the Participant shall indemnify and hold harmless the Company or any Subsidiary (as the case may be) for any such taxes paid by the Company or any Subsidiary (as the case may be).

13.6	For the avoidance of doubt, the provisions of this Clause 13 shall apply to the Participant’s liabilities that may arise on a taxable event in any jurisdiction.

14.	MISCELLANEOUS PROVISIONS

14.1	Provision of Information

To the extent required by Applicable Law, the Participant shall be given access to information concerning the Company equivalent to that information generally made available to the Company’s ordinary shareholders.

14.2	Rights as a Shareholder

The Participant shall have no rights as a shareholder with respect to any Plan Shares covered by an Award until the date of the issuance of such Plan Shares (as evidenced by any appropriate means as e.g. the register of shareholders of the Company or upon the records of a duly authorised transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such Plan Shares are issued.

14.3	Delivery of Title to Plan Shares

Subject to any governing rules or regulations, the Company shall issue or cause to be issued the Plan Shares acquired pursuant to an Award and update the register of shareholders to record and give effect to the issuance of Plan Shares to the Participant and shall deliver such Plan Shares to or for the benefit of the Participant by means of one or more of the following: (a) by delivering to the Participant evidence of entry on the register of shareholders of the Plan Shares credited to the account of the Participant, (b) by depositing Plan Shares for the benefit of the Participant with any broker with which the Participant has an account relationship, or (c) by delivering Plan Shares to the Participant in certificate form.

14.4	Fractional Shares

The Company shall not be required to issue fractional Plan Shares upon the settlement of any Award.

14.5	Retirement and Welfare Plans

Neither Awards made under this Plan nor Plan Shares or cash paid pursuant to such Awards may be included as “compensation” for purposes of computing the benefits payable to the Participant under the Company’s or any of its Subsidiaries’ retirement plans (both qualified and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing the Participant’s benefit.

15.	AMENDMENTS

15.1

Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement, the Board may amend, supplement, suspend or terminate this Plan (or any portion thereof) pursuant to a resolution to that effect, provided that no such amendment, supplement, suspension or termination shall take effect without:

(a)	approval of the General Meeting, if such approval is required by applicable law or stock exchange rules; and/or

(b)

the consent of the Participant, if such action would materially and adversely affect the rights of the Participant under any outstanding Award, except to the extent that any such amendment, supplement or termination is made to cause this Plan to comply with applicable law, stock exchange rules, accounting principles or tax rules and regulations.

15.2

Notwithstanding anything to the contrary in the Plan, the Committee may amend the Plan and/or any Award Agreement in such manner as may be necessary or desirable to enable the Plan and/or such Award Agreement to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local laws, rules and regulations to recognise differences in local law, tax policy or custom. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimise the Company’s obligation with respect to tax equalisation for the Participant on assignments outside their home country.

16.	GOVERNING LAW AND JURISDICTION

This Plan shall be governed by and shall be construed in accordance with the laws of the Netherlands. Subject to Clause 2.1 paragraph (f), any dispute arising in connection with these rules shall be submitted to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands.

ANNEX A

DRAFT AWARD AGREEMENT GRANT OPTIONS

AWARD AGREEMENT

THIS AGREEMENT IS MADE ON                  BETWEEN

(1)

Allego N.V., a public company with limited liability, having its corporate seat in [municipality] (address: Westervoortsedijk 73 KB, 6827 Arnhem, the Netherlands, trade register number: 82985537) (the “Company”); and

(2)	A.H.T. LOUWERS, born on and residing at (the “Participant”).

NOW HEREBY AGREE AS FOLLOWS

1.	Capitalised terms used herein have the meanings ascribed thereto in the Company’s long-term incentive plan (the “Plan”).

2.

In the event of a conflict among the provisions of the Plan, this agreement and/or any descriptive materials concerning the Award governed by this agreement provided to the Participant, the provisions of the Plan will prevail.

3.	The Participant has been granted an Award on the terms and subject to the conditions set out in the Plan and below:

Form of Award	:

Grant Date	:

Blocking Period	:

Exercise Price	:

Automatic settlement	:

Expiration Date	:

Performance-based	:

Vesting schedule	:

Delivery schedule	:

Good Leaver	:

4.

The Participant grants an irrevocable power of attorney to the Company, with full right of substitution, to perform on the Participant’s behalf all acts necessary for or conducive to the administration and operation of the Plan, including the following matters (in each case consistent with and subject to the terms of this Plan):

(a)	delivery of Plan Shares underlying Awards upon the exercise or settlement of such Awards in accordance with their terms;

(b)	effecting a cashless exercise of Awards; and

(c)	effecting a cancellation, termination and/or transfer to the Company of Awards in case the Participant would become a Bad Leaver.

5.

The power of attorney granted above also extends to the performance of acts of disposition (beschikkingshandelingen). The Company may act as counterparty of the Participant when acting under such power of attorney.

6.

This agreement shall be governed by and shall be construed in accordance with the laws of the Netherlands. Any dispute arising in connection with this agreement shall be resolved in accordance with the dispute resolution provisions of the Plan.

+

Allego N.V.

Name	:

Title	:

A.H.T. Louwers

ANNEX B

DRAFT AWARD AGREEMENT PERFORMANCE OPTIONS

AWARD AGREEMENT

THIS AGREEMENT IS MADE ON                  BETWEEN

(1)

Allego N.V., a public company with limited liability, having its corporate seat in [municipality] (address: Westervoortsedijk 73 KB, 6827 Arnhem, the Netherlands, trade register number: 82985537) (the “Company”); and

(2)	A.H.T. LOUWERS, born on and residing at (the “Participant”).

NOW HEREBY AGREE AS FOLLOWS

1.	Capitalised terms used herein have the meanings ascribed thereto in the Company’s long-term incentive plan (the “Plan”).

2.

In the event of a conflict among the provisions of the Plan, this agreement and/or any descriptive materials concerning the Award governed by this agreement provided to the Participant, the provisions of the Plan will prevail.

3.	The Participant has been granted an Award on the terms and subject to the conditions set out in the Plan and below:

Form of Award	:

Grant Date	:

Performance Period	:

Exercise Price	:

Automatic settlement	:

Expiration Date	:

Performance-based	:

Vesting schedule	:

Delivery schedule	:

Good Leaver	:

4.	The following Performance Criteria relating to the Company’s or the Participant’s performance apply with respect to this Award (determined on a consolidated basis):

Criteria	Measure	Percentage weight of item to determine Performance Criteria

Criteria	Measure	Percentage weight of item to determine Performance Criteria

5.

The Participant grants an irrevocable power of attorney to the Company, with full right of substitution, to perform on the Participant’s behalf all acts necessary for or conducive to the administration and operation of the Plan, including the following matters (in each case consistent with and subject to the terms of this Plan):

(a)	delivery of Plan Shares underlying Awards upon the exercise or settlement of such Awards in accordance with their terms;

(b)	effecting a cashless exercise of Awards; and

(c)	effecting a cancellation, termination and/or transfer to the Company of Awards in case the Participant would become a Bad Leaver.

6.

The power of attorney granted above also extends to the performance of acts of disposition (beschikkingshandelingen). The Company may act as counterparty of the Participant when acting under such power of attorney.

7.

This agreement shall be governed by and shall be construed in accordance with the laws of the Netherlands. Any dispute arising in connection with this agreement shall be resolved in accordance with the dispute resolution provisions of the Plan.

Name	:

Title	:

A.H.T. Louwers